Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Earnings:
Income before income taxes	$345	$60	$351	$83
Less: Capitalized interest	(4)	(4)	(7)	(7)
Add:
Fixed charges	63	68	124	132
Amortization of capitalized interest	1	1	2	2
Adjusted earnings	$405	$125	$470	$210
Fixed charges:
Interest expense	$37	$40	$73	$79
Amortization of debt costs	2	2	3	4
Rent expense representative of interest	24	26	48	49
Total fixed charges	$63	$68	$124	$132
Ratio of earnings to fixed charges	6.43	1.85	3.79	1.59